Exhibit 2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

SPRINT CORPORATION,

UK ACQUISITION CORP.

AND

US UNWIRED INC.

DATED AS OF JULY 10, 2005

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EXHIBITS

Exhibit A	Conditions of the Offer
Exhibit B	Form of Initial Press Release

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 10, 2005, by and among SPRINT CORPORATION, a Kansas corporation (“Parent”), UK ACQUISITION CORP., a Louisiana corporation (“Buyer”) and wholly owned subsidiary of Parent, and US UNWIRED INC., a Louisiana corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties to this Agreement desire to effect the acquisition of the Company by Buyer;

WHEREAS, in furtherance of the foregoing, Parent proposes to cause Buyer to make a tender offer to purchase for cash all the outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), at a price per share of Company Common Stock of $6.25 (such amount, or any other higher amount per share of Company Common Stock paid pursuant to the Offer and this Agreement, the “Offer Price”), on the terms and subject to the conditions of this Agreement (as it may be amended from time to time as permitted under this Agreement, the “Offer”);

WHEREAS, also in furtherance of the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the Louisiana Business Corporation Law (the “LBCL”), following the consummation of the Offer, Buyer will merge with and into the Company (the “Merger”) in accordance with the provisions of the LBCL, with the Company as the surviving corporation;

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) an affiliate of the Company and Cameron Communications L.L.C. (“Cameron”) have entered into an agreement for the purchase and sale of licenses (the “License Assignment”) and (ii) Cameron and an affiliate of Parent have entered into a short term de facto transfer spectrum lease agreement (the “Spectrum Lease”);

WHEREAS, as of the date hereof, William L. Henning, William L. Henning, Jr., John A. Henning, Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and the 1818 Fund III, L.P. (collectively, the “Shareholders”) beneficially own or have the power to vote shares of the Company Common Stock representing approximately 27.37% of the outstanding Company Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s entering into this Agreement, the Shareholders have entered into a shareholders agreement, dated as of the date hereof (the “Shareholders Agreement”), pursuant to which, among other things, the Shareholders have agreed to tender their shares of Company Common Stock pursuant to the Offer and to vote their shares of Company Common Stock in favor of the Merger, subject to the terms and conditions contained therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s entering into this Agreement, certain members of management of the Company have entered into an undertaking, dated as of the date hereof (each, an “Undertaking”), pursuant to which, among other things, such members of management have agreed to assist in on-going litigation of the Company;

WHEREAS, the Board of Directors of Parent and Buyer have each approved this Agreement, the Shareholders Agreement, the Offer and the Merger, upon the terms and subject to the conditions set forth herein and in the Shareholders Agreement;

WHEREAS, the Board of Directors of the Company has unanimously approved this Agreement, the Offer and the Merger, and the transactions contemplated hereby, which approval was based in part on the opinion of Evercore Group Inc. (“Independent Advisor”), the independent financial advisor to the Board of Directors of the Company, that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the Company’s shareholders for their shares of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to those shareholders; and

WHEREAS, the Board of Directors of the Company has unanimously (x) resolved to recommend acceptance of the Merger to the holders of the Company Common Stock (the “Company Shareholders”), (y) resolved to recommend that the Company Shareholders accept the Offer and tender their shares pursuant to the Offer and (z) determined that the consideration to be paid for each share of Company Common Stock in the Offer and the Merger is fair to the Company Shareholders and to recommend that the Company Shareholders approve the Merger, this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1. The Offer.

(a) Subject to the provisions of this Agreement, as promptly as practicable but in no event later than July 15, 2005, Buyer shall, and Parent shall cause Buyer to, commence the Offer within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The obligations of Buyer to, and of Parent to cause Buyer to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer shall be subject only to the conditions set forth in Exhibit A. The initial expiration date of the Offer shall be the 20th business day following the commencement of the Offer (determined using Rule 14d-1(g)(3) of the SEC). Buyer expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Buyer shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii)

reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to the conditions set forth in Exhibit A or modify any condition set forth in Exhibit A, (v) extend the Offer (except as set forth in the following two sentences), (vi) change the form of consideration payable in the Offer or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of Company Common Stock (it being agreed that a waiver by Buyer of any condition, in its sole discretion, shall not be deemed to be adverse to the holders of Company Common Stock). Notwithstanding the foregoing, Buyer may, but shall not be obligated to, without the consent of the Company, (i) extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to Buyer’s obligation to purchase shares of Company Common Stock are not satisfied, until such time as such conditions are satisfied or waived, in increments of not more than five business days each, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) extend the Offer for a period of time not to exceed ten business days if, at the scheduled expiration date of the Offer, the Board of Directors of the Company shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, its approval or recommendation of the Offer or the Merger (any extension pursuant to this sentence being a “Parent Extension”). In addition, if at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, Buyer shall, and Parent shall cause Buyer to, extend the Offer at the request of the Company for not less than 20 business days; provided that Parent and Buyer shall not be obligated to extend the Offer beyond the Outside Date. In addition, Buyer may and, if requested by the Company, Buyer shall, make available a “subsequent offering period”, in accordance with Rule 14d-11 of the SEC, of not less than 10 business days. On the terms and subject to the conditions of the Offer and this Agreement, Buyer shall, and Parent shall cause Buyer to, pay for all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer. Notwithstanding the foregoing, if at any time consummation of the Offer is not practicable due to (A) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or (B) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, consummation of the Offer will be delayed until such time as such events no longer make it impracticable to consummate the Offer.

(b) On the date of commencement of the Offer, Parent and Buyer shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and such other ancillary documents pursuant to which the Offer will be made (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto and such other ancillary documents, the “Offer Documents”). The Offer Documents will contain all information which is required to be included therein in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and any other applicable Laws. Each of Parent, Buyer and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Buyer shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company Shareholders, in each case as and to the extent required by applicable Federal securities Laws and any other applicable Laws. The Company and its counsel shall be given the opportunity to review and comment on the Offer Documents and any supplements or amendments thereto prior to the filing thereof with the SEC. Parent and Buyer shall provide the Company and its counsel in writing with any comments Parent, Buyer or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

(c) Parent shall provide or cause to be provided to Buyer on a timely basis the funds necessary to purchase any shares of Company Common Stock that Buyer becomes obligated to purchase pursuant to the Offer.

Section 1.2. Company Actions.

(a) The Company hereby consents to the Offer, and on the date the Offer Documents are filed with the SEC, the Company shall simultaneously file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) describing the recommendations referred to in Section 3.3(b) and shall mail the Schedule 14D-9 to the Company Shareholders. Each of the Company, Parent and Buyer shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company Shareholders, in each case as and to the extent required by applicable Federal securities Laws and any other applicable Laws. Parent and Buyer and their counsel shall be given the opportunity to review and comment on the Schedule 14D-9 and any supplements or amendments thereto prior to the filing thereof with the SEC. The Company shall provide Parent and its counsel in writing with any comments or other communications the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

(b) Parent and Buyer will take all steps necessary to cause the Offer Documents to be disseminated to the Company Shareholders in accordance with applicable state and federal Laws. In connection with the Offer, the Company shall cause its transfer agent to furnish Buyer promptly, but in any event within three business day after the date of this Agreement, with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Buyer such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company Shareholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, Parent and Buyer shall, and shall cause their agents to, hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, promptly deliver to the Company all copies of such information then in their possession or under their control.

Section 1.3. Directors.

(a) Promptly after the acceptance for payment of shares of Company Common Stock tendered pursuant to the Offer representing at least a majority of the outstanding shares of Company Common Stock on a fully diluted basis (the “Appointment Time”) and, from time to time thereafter, as shares of Company Common Stock are accepted for payment by Buyer, Buyer shall be entitled to designate such number of members of the Board of Directors of the Company (the “Buyer Designees”), rounded up to the nearest whole number, as will give Buyer representation on the Board of Directors of the Company equal to the product of the total number of members of the Board of Directors of the Company (after giving effect to any increase in the number of the directors elected pursuant to this sentence) multiplied by the percentage that the number of shares of Company Common Stock beneficially owned by Parent or Buyer at such time (including shares of Company Common Stock so accepted for payment) bears to the total number of shares of Company Common Stock then outstanding. In furtherance thereof, the Company shall, upon the request of, and as specified by, Buyer, promptly either increase the size of the Board of Directors of the Company or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable Buyer Designees to be so elected or appointed to the Board of Directors of the Company and the Company shall take all actions available to the Company to cause Buyer Designees to be so elected or appointed. At such time, if requested by Buyer, the Company shall also take all action necessary to cause persons designated by Buyer to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of each committee of the Board of Directors of the Company, to the extent permitted by applicable Law and the rules of any stock exchange or trading market on which the Company Common Stock is listed and traded. The provisions of this Section 1.3 are in addition to and shall not limit any rights which Buyer, Parent or any of their affiliates (as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) may have as a holder or beneficial owner of shares of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(b) The Company shall take all actions required in order to fulfill its obligations under Section 1.3(a), including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder as part of the Schedule 14D-9; provided, however, that Parent and Buyer shall supply to the Company in writing prior to the filing with the SEC of the Schedule 14D-9 any information with respect to Parent and Buyer and Buyer Designees to the extent required by such Section 14(f) and Rule 14f-1.

(c) Notwithstanding the provisions of this Section 1.3, the parties hereto shall use their respective reasonable best efforts to ensure that at least two of the members of the Board of Directors of the Company shall, at all times following the Appointment Time and prior to the Effective Time, be directors of the Company who were directors of the Company on the date hereof (the “Continuing Directors”); provided, however, that, if there shall be in office less than two Continuing Directors for any reason, the Board of Directors of the Company shall cause the persons designated by the remaining Continuing Directors to fill such vacancies and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or Buyer and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement. From and after the time, if any, that Buyer Designees constitute a majority of the Board of Directors of the Company and prior to the Effective Time, subject to the terms hereof, any amendment or modification of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Buyer hereunder, any waiver of any condition to the Company’s obligations hereunder or any of the Company’s rights hereunder and any other action of the Company hereunder which adversely affects the Company Shareholders (other than Parent or Buyer) may be effected only if (in addition to the approval of the Board of Directors of the Company as a whole) there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office. Following the Appointment Time and prior to the Effective Time, neither Parent nor Buyer shall take any other action to remove any Continuing Director.

Section 1.4. The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the LBCL, at the Effective Time, Buyer shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Buyer shall cease and the Company shall continue as the surviving corporation following the Merger (the “Surviving Corporation”). The corporate existence of the Company, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the Merger and, as the Surviving Corporation, it shall be governed by the LBCL.

Section 1.5. Effective Time; Closing. As promptly as practicable (and in any event within three business days) after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions which by their terms can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the parties shall cause the Merger to be consummated by filing a certificate of merger or certificate of ownership and merger, if applicable (the “Certificate of Merger”), with the Secretary of State of the State of Louisiana and by making all other filings or recordings required under the LBCL in connection with the Merger, in such form as is required by, and executed in accordance with the relevant provisions of, the LBCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Louisiana, or at such other time (but not earlier than the time which the Certificate of Merger is filed) as the parties agree shall be specified in the Certificate of Merger (the date and time the Merger becomes effective, the “Effective Time”). On the date of such filing, a closing (the “Closing”) shall be held at 10:00 a.m., local Atlanta time, at the offices of the King & Spalding LLP, 191 Peachtree Street, Atlanta, Georgia 30303, or at such other time and location as the parties shall otherwise agree.

Section 1.6. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the LBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Buyer shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Buyer shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.7. Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, the Company or the holders of any of the following securities:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.7(b) and Dissenting Shares, if any) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive an amount in cash equal to $6.25 payable, without interest, to the holder of such share of Company Common Stock, upon surrender of the certificate that formerly evidenced such share of Company Common Stock in the manner provided in Section 1.10 (the “Merger Consideration”);

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Buyer and each share of Company Common Stock and Preferred Stock (collectively, “Company Stock”) that is owned by the Company as treasury stock shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto;

(c) At the Effective Time, all shares of the Company Common Stock converted pursuant to Section 1.7(a) shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and each holder of a certificate (“Certificate”) representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 1.7(a); and

(d) Each share of common stock, par value $1.00 per share, of Buyer issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 1.8. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and which are held by the Company Shareholders who have demanded and perfected their demands for appraisal of such shares of Company Stock in the time and manner provided in Section 131 of the LBCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the LBCL (the “Dissenting Shares”) shall not be converted as described in Section 1.7(a), but shall, by virtue of the Merger, be entitled to only such rights as are granted by Section 131 of the LBCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the LBCL, such holder’s shares of Company Stock shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 1.7(a), into the right to receive the Merger Consideration set forth in such provisions, without any interest thereon.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal pursuant to Section 131 of the LBCL received by the Company, withdrawals of such demands, and any other instruments served pursuant to the LBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the LBCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by applicable Law, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

Section 1.9. Stock Option Plan; Restricted Stock; Warrants.

(a) The Company shall ensure that all outstanding options to acquire Company Common Stock (the “Company Options”) granted under the 1999 Equity Incentive Plan (the “Company Stock Option Plan”) that are not exercised prior to the consummation of the Merger (or, if the Minimum Tender Condition has been satisfied, the Offer) shall terminate and expire immediately after consummation of the Merger (or, if the Minimum Tender Condition has been satisfied, the Offer). In addition, the Company shall pay such holder, immediately after consummation of the Merger (or, if the Minimum Tender Condition has been satisfied, the Offer), in exchange for the cancellation of such holder’s Company Options (regardless of exercise price) an amount in cash determined by multiplying (A) the excess, if any, of the Offer Price over the applicable exercise price per share of the Company Option by (B) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Company Option in full immediately after consummation of the Merger (or, if the Minimum Tender Condition has been satisfied, the Offer) (such amount, the “Company Option Consideration”). The Company shall pay the holder of each of the outstanding options to acquire shares of Company Common Stock, which shall not include Company Warrants, that were not granted pursuant to the Company Stock Option Plan (the “Assumed Options”), in exchange for the cancellation of such holder’s Assumed Options (regardless of the exercise price) immediately after consummation of the Merger an amount in cash determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Assumed Options by (B) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Assumed Option in full immediately after consummation of the Merger (such amount, together with the Company Option Consideration, being the “Option Consideration”).

(b) Immediately after the Effective Time, each outstanding share of restricted common stock of the Company (“Restricted Stock”) the restrictions of which have not lapsed immediately prior to the Effective Time shall become fully vested and the holder thereof shall be entitled to receive an amount in cash equal to the Merger Consideration for each such share of Restricted Stock.

(c) Immediately after consummation of the Merger, each of the outstanding Company Warrants to acquire shares of Company Common Stock shall, pursuant to their terms, become exercisable, upon payment of the applicable exercise price thereof, into the right to receive an amount in cash determined by multiplying (a) the Merger Consideration by (b) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such warrant in full immediately after the consummation of the Merger. In addition, the Company shall pay such holder of a Founder Warrant immediately after the consummation of the Merger in exchange for the cancellation of such holder’s Founder Warrant (regardless of exercise price) immediately after the consummation of the Merger, an amount in cash determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Founder Warrant by (B) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Founder Warrant in full immediately after the consummation of the Merger (such amount, the “Founder Warrant Consideration”).

Section 1.10. Surrender of Shares of Company Common Stock; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock reasonably acceptable to the Company to receive the funds necessary to make the payments to such holders pursuant to Section 1.7 upon surrender of their Certificates. Parent will, at or prior to the Effective Time, deposit with the Paying Agent the Merger Consideration to be paid in respect of the shares of Company Common Stock (the “Fund”). The Fund shall be invested by the Paying Agent as directed by Parent. Any net profit resulting from, or interest or income produced by, such investments, shall be payable to Parent. Parent shall replace any monies lost through any investment made pursuant to this Section 1.10(a). The Paying Agent shall make the payments provided in Section 1.7.

(b) Promptly after the Effective Time, Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 1.7 a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled. Until so surrendered, each such Certificate shall, at and after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration. No interest shall accrue or be paid to any beneficial owner of shares of Company Common Stock or any holder of any Certificate with respect to the Merger Consideration payable upon the surrender of any Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed in blank or to the Paying Agent or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such taxes either have been paid or are not applicable. If any Certificate shall have been lost, stolen or destroyed, upon making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration such holder is entitled to receive pursuant to Section 1.7.

(c) At any time following the date that is six months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Fund that had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including all interest and other income received by the Paying Agent in respect of all amounts held in the Fund or other funds made available to it), and thereafter each such holder shall be entitled to look only to Parent (subject to abandoned property, escheat and other similar Laws), and only as general creditors thereof, with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by such holder. If any Certificates representing shares of Company Common Stock shall not have been surrendered immediately prior to such date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such cash, shares, dividends or distributions payable in respect of such Certificate shall, to the extent permitted by the Company Articles of Incorporation and applicable Law, become the property of the Parent, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Buyer or the Paying Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Law.

(d) At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, except for Parent and Buyer, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law, and all cash paid pursuant to this Article I upon the surrender or exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificate.

(e) Parent, Buyer, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration and any other amount otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options, Assumed Options or Company Warrants such amounts that Parent, Buyer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, Buyer, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to such holder of the shares of Company Common Stock, Company Options, Assumed Options or Company Warrants in respect of which such deduction and withholding was made by Parent, Buyer, the Surviving Corporation or the Paying Agent.

ARTICLE II

THE SURVIVING CORPORATION

Section 2.1. Articles of Incorporation. The articles of incorporation of the Company (including any articles of designations attached thereto, the “Company Articles of Incorporation”) as in effect immediately prior to the Effective Time shall become the articles of incorporation of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law or such articles of incorporation.

Section 2.2. Bylaws. The bylaws of the Company as in effect immediately prior to the Effective Time (the “Company Bylaws”) shall become the bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law, the articles of incorporation of the Surviving Corporation or such bylaws.

Section 2.3. Directors and Officers. From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Buyer at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of Buyer at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (x) a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since June 30, 2004 by the Company with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Company SEC Reports”) and prior to the date hereof, but excluding any risk factor disclosure contained in any such Company SEC Report under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading, or (y) the disclosure letter (the “Company Disclosure Letter”) delivered by the Company to the other parties concurrently with the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Company Disclosure Letter relates; provided, however, that any information set forth in one section of the Company Disclosure Letter will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent; provided, further, that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such letter as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company), the Company represents and warrants to each of the other parties as follows:

Section 3.1. Organization and Standing. Each of the Company and each direct or indirect subsidiary of the Company (a “Subsidiary”) (i) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has full corporate or other power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary except where failure to have such approvals or to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has furnished or made available to Parent true and complete copies of the Company Articles of Incorporation and the Company Bylaws and the articles of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary, each as amended to date. Such articles of incorporation, bylaws or equivalent organizational documents are in full force and effect, and neither the Company nor any Subsidiary is in violation of any provision of its articles of incorporation, bylaws or equivalent organizational documents. Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by the Company or another Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 3.2. Capitalization. The authorized capital stock of the Company consists of 800,000,000 shares of Company Common Stock and 200,000,000 shares of preferred stock, no par value (the “Preferred Stock”). As of June 30, 2005, (a) 164,743,371 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights, (b) 1,000,000 shares of Company Common Stock are held in the treasury of the Company, (c) 8,729,809 Company Options are outstanding pursuant to the Company Stock Option Plan, each such option entitling the holder thereof to purchase one share of Company Common Stock, and 8,729,809 shares of Company Common Stock are authorized and reserved for future issuance pursuant to the exercise of such Company Options, (d) no shares of Preferred Stock are issued and outstanding, (e) there are 160,000 warrants issued and outstanding to purchase an aggregate of 2,074,241 shares of Company Common Stock (the “IWO Warrants”), (f) there are 11 warrants issued and outstanding to purchase an aggregate of 546,397 shares of Company Common Stock (the “Founder Warrants” and, together with the IWO Warrants, the “Company Warrants”), (g) 1,355,000 shares of Restricted Stock are issued and outstanding and (h) 1,812,052 Assumed Options are outstanding, each such option entitling the holder hereof to purchase one share of Company Common Stock. Section 3.2 of the Company Disclosure Letter sets forth a true and complete list, as of June 30, 2005, of the outstanding Company Options, Assumed Options and Company Warrants, with the exercise price of each such options and warrants. Since June 30, 2005, (i) no shares of Company Common Stock have been issued other than pursuant to the exercise of Company Options,

Assumed Options or Company Warrants and (ii) no Company Options, Assumed Options or Company Warrants have been issued. Except as set forth above, there are no options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Subsidiary relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or any Subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary or to pay any dividend or make any other distribution in respect thereof or make any investment (in the form of a loan or capital contribution) in, any person. The Company owns (either directly or indirectly) beneficially and of record all of the issued and outstanding capital stock of each Subsidiary and does not own an equity interest in any other corporation, partnership or entity, other than in the Subsidiaries. No bonds, debentures, notes or other indebtedness of the Company or its Subsidiaries having the right to vote on any matter on which shareholders may vote are issued or outstanding.

Section 3.3. Authority for Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary shareholder approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action (including the unanimous approval of the Board of Directors of the Company), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than, with respect to the Merger, the approval and adoption of this Agreement by the affirmative vote of a majority of the voting power of the then outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as required by the LBCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Buyer, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock is the only vote of the Company Shareholders necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) At a meeting duly called and held on July 10, 2005, the Board of Directors of the Company unanimously (i) determined that this Agreement and the other transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company Shareholders, (ii) determined that the consideration to be paid for each share of Company Common Stock in the Offer and the Merger is fair to the Company Shareholders, (iii) approved, authorized and adopted this Agreement, the Merger and the other transactions contemplated hereby, (iv) resolved to recommend approval of this Agreement and the Merger by the Company Shareholders and (v) resolved to recommend that the Company Shareholders accept the Offer and tender their shares pursuant to the Offer.

(c) The Independent Advisor has delivered to the Board of Directors of the Company its written opinion, dated as of the date of this Agreement, that, as of such date and based on the assumptions, qualifications and limitations contained in such opinion, the consideration to be received by the Company Shareholders in the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of such opinion has been delivered to Parent.

Section 3.4. No Conflict. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate the Company Articles of Incorporation or the Company Bylaws or equivalent organizational documents of any of its Subsidiaries, (ii) subject to Section 3.5, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law (a “Law”) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of any of them is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. “Material Adverse Effect” shall mean, with respect to the Company, any change, event or effect that, when taken together with all other adverse changes, events or effects that have occurred, (i) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, however, that with respect to this clause (i), Material Adverse Effect will be deemed not to include effects to the extent resulting from (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or the accounting rules and regulations of the SEC, (B) the public announcement of the Offer or Merger, (C) any action or failure to act by Parent or any of its affiliates under agreements between Parent or any of its affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, (D) changes in or relating to the United States economy or United States financial, credit or securities markets in general and (E) changes in or relating to the industries in which the Company or its Subsidiaries operates or the markets for any of such entity’s products or services in general, which changes in the case of clauses (D) and (E) do not affect the Company or any of its Subsidiaries to a materially disproportionate degree relative to other entities operating in such markets or industries or serving such markets) or (ii) does or would reasonably be expected to prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 3.5. Required Filings and Consents. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” Laws (“Blue Sky Laws”) and filing and recordation of appropriate merger documents as required by the LBCL, (ii) for those required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) for those required by the Federal Communications Commission or any successor entity (the “FCC”) under the Communications Act of 1934 and the rules, regulations and policies of the FCC promulgated thereunder (the “FCC Filings”), (iv) for filings contemplated by Section 3.15 and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6. Compliance with Laws. Subject to Section 3.7, each of the Company and its Subsidiaries has been operated at all times in compliance with all Laws applicable to the Company or any of its Subsidiaries or by which any property, business or asset of the Company or any of its Subsidiaries is bound or affected, except for any such failures to comply or violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7. Licenses and Permits.

(a) The Company and its Subsidiaries each has all governmental permits, licenses, franchises, variances, exemptions, orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct its business as presently conducted, except those the absence of which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the “Company Material Licenses”).

(b) The term “Company Licenses” means those Company Material Licenses granted or issued by the FCC and, to the extent not otherwise Company Material Licenses, all other Licenses issued or granted to the Company or any of its Subsidiaries by the FCC, and all arrangements pursuant to which the Company or any of its Subsidiaries leases radio spectrum from a third party holding a License granted or issued by the FCC (all such Company Licenses issued or granted by the FCC being the “FCC Licenses”), all Licenses issued or granted to the Company or any of its Subsidiaries by a Governmental Entity of any state of the United States regulating telecommunications businesses and all Licenses issued or granted to the Company or any of its Subsidiaries by foreign Governmental Entities regulating telecommunications businesses. Each of the Company and its Subsidiaries is in compliance with (i) its obligations under each of the Company Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Company Licenses, except, in either case, for such failures to be in compliance as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened by or before the FCC, the Federal Aviation Administration (the “FAA”) or any other Governmental Entity, proceeding, notice of violation, order of forfeiture or complaint or investigation against the Company or any of its Subsidiaries relating to any of the Company Material Licenses, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The FCC actions granting all FCC Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is no pending or, to the knowledge of the Company, threatened, application, petition, objection or other pleading with the FCC, the FAA or any other Governmental Entity that challenges or questions the validity of or any rights of the holder under any FCC License, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Material License, including each FCC License, is listed on Section 3.7(b) of the Company Disclosure Letter.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries is the exclusive, authorized, legal holder of each FCC License necessary to conduct the Company’s business as presently conducted, free and clear of all encumbrances except for encumbrances listed on the face of such License or generally applicable to all similarly situated companies. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the FCC Licenses are valid and in full force and effect without condition, except for conditions listed on the face of such Licenses or generally applicable to all similarly situated companies. All reports and other documents related to the FCC Licenses required to be filed by the Company or its Subsidiaries with any Governmental Entity are correct, except where the failure to be correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8. Reports; Financial Statements; Internal Controls.

(a) The Company and each of its Subsidiaries have timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto (each, a “Report”), that they were required to file since January 1, 2003 with (i) the FCC, (ii) the SEC, (iii) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.10) and (iv) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.10), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such Report, or to pay such fees and assessments, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Report of the Company made with the SEC, as of the date of such Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. Since January 1, 2003, as of their respective dates, all Reports of the Company made with the SEC complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, and no enforcement action has been initiated against the Company by the SEC relating to disclosures contained in any Report of the Company made with the SEC.

(b) The Company has previously made available to Parent copies of (i) the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including any amendments thereto filed with the SEC (collectively, the “Company 2004 10-K”), filed with the SEC under the Exchange Act, accompanied by the audit report and the report on internal controls over financial reporting, each by Ernst & Young LLP, the independent registered public accounting firm with respect to the Company for such periods (such balance sheets and statements, the “Audited Company Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2005 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the periods ended March 31, 2005 and 2004, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, including any amendments (collectively, the “Company 10-Q”) (such balance sheet and statements, the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The consolidated balance sheets of the Company (including the related notes, where applicable) included in the Company Financial Statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof, and the other financial statements included in the Company Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the respective fiscal periods therein set forth, subject in the case of the Unaudited Company Financial Statements to normal year-end audit adjustments consistent with past experience; each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of the Company Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. There is no applicable accounting rule, consensus or pronouncement that has been adopted as of the date of this Agreement by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body but is not in effect as of the date of this Agreement that, if implemented, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the

Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.9. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2004, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and consistent with prior practice and there has not been (a) any event or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) any material change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) or (c) any action of the type described in Sections 5.1(b) or 5.1(c) (other than Section 5.1(c)(xii)) that had such action been taken after the date of this Agreement would be in violation of any such Section.

Section 3.10. Taxes. (i) The Company and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by any of them; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) all (a) Taxes of the Company and its Subsidiaries that are shown as due on such Tax Returns and (b) material Taxes of the Company and its Subsidiaries (1) otherwise due and payable or (2) claimed or asserted by any taxing authority to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Company Financial Statements; (iv) there are no liens for any Taxes upon the assets of the Company or any of its Subsidiaries, other than statutory liens for real estate Taxes not yet due and payable and liens for Taxes contested in good faith; (v) the Company does not know of any proposed or threatened Tax claims or assessments that, if upheld, would individually or in the aggregate reasonably be expected to have a Material Adverse Effect; (vi) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (vii) the Company and each Subsidiary has withheld and paid over to the relevant taxing authority all Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, shareholders or other third parties, except for such Taxes that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect; (viii) except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the unpaid Taxes of the Company and its Subsidiaries did not exceed the accrual for Tax liability (disregarding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet in the most recent Company Financial Statement (disregarding any notes thereto); (ix) neither the Company nor any Subsidiary (A) has been a member of any other affiliated group filing a consolidated federal income Tax Return (except the affiliated group of which the Company is the common parent) or (B) has any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; (x) neither the Company nor any Subsidiary is a party to or bound by any tax allocation or sharing agreement; (xi) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), private letter rulings, technical advice memoranda or similar agreement or ruling has been entered into by or with respect to the Company or any of its Subsidiaries; (xii) neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) or (B) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law); (xiii) neither the Company nor any Subsidiary has entered into, or otherwise participated (directly or indirectly) in, any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or has received a written opinion from a tax advisor that was intended to provide protection against a tax penalty; and (xiv) the Company has not made any distribution of stock, and no distribution of stock of the Company has been made, in a transaction described in Section 355 of the Code. For purposes of this Agreement, “Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity; and “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.11. Title to Assets. The Company and each of its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of their real and personal properties and assets reflected in the Company 2004 10-K or acquired after December 31, 2004 (other than assets disposed of since December 31, 2004 in the ordinary course of business consistent with past practice) or otherwise used in the conduct of business of the Company and its Subsidiaries, in each case free and clear of all title defects, liens, encumbrances and restrictions, except for (i) liens, encumbrances or restrictions that secure indebtedness that are reflected in the Company 2004 10-K; (ii) liens for Taxes accrued but not yet payable; (iii) liens arising as a matter of Law in the ordinary course of business with respect to obligations incurred after December 31, 2004; provided that the obligations secured by such liens are not delinquent; and (iv) such title defects, liens, encumbrances and restrictions, if any, as individually or in the aggregate have not had, and would not reasonably be expected to have a Material Adverse Effect (each a “Company Permitted Lien”). The Company and each of its Subsidiaries either own, or have valid leasehold interests in, all properties and assets used by them in the conduct of their business, except where the absence of such ownership or leasehold interest has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12. Change of Control Agreements. Neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement, will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any director, officer or employee of the Company. Without limiting the generality of the foregoing, no amount paid or payable by the Company in connection with or by reason of the Merger or the other transactions contemplated by this Agreement, including accelerated vesting of options, (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 3.13. Litigation. Section 3.13 of the Company Disclosure Letter sets forth a true, correct and complete list of all suits, actions, governmental investigations, or indictments, or administrative, arbitration or legal other proceedings (“Litigation”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. No Litigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) against or relating to the Company or any of its Subsidiaries.

Section 3.14. Contracts and Commitments.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof, (ii) that materially restricts the conduct of any material line of business by the Company, or the ability of the Company to operate in any geographic area or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business material to the Company or to operate in any geographical area, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) relating to the borrowing of money or any guarantee in respect of any indebtedness of any person (other than the endorsement of negotiable instruments for collection in the ordinary course of business), (v) that restricts competition or pricing (including “most favored nations” or similar provisions) or (vi) between the Company and any of its Subsidiaries, on the one hand, and any of the Company’s stockholders (in their capacity as such), on the other hand. In addition, neither the Company nor any of its Subsidiaries is a party to or bound by any written employment contract. Each contract, arrangement, commitment or understanding of the type described in the preceding two sentences of this Section 3.14(a), whether or not set forth in the Company Disclosure Letter, is referred to as a “Material Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Material Contract by any of the other parties thereto that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) With such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or the applicable Subsidiary, as applicable, and is in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Material Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract.

Section 3.15. Information Supplied. Neither the Schedule 14D-9 nor the proxy statement to be mailed to the Company Shareholders in connection with the meeting (the “Shareholders’ Meeting”) to be called to consider the Merger (the “Proxy Statement”) will, at the date such documents are first published, sent or delivered to Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Proxy Statement will comply as to form and substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Buyer for inclusion or incorporation by reference in the foregoing documents.

Section 3.16. Employee Benefit Plans. All employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and all other plans, programs and policies which provide compensation or benefits to current or former employees or directors or independent contractors of the Company or any of its Subsidiaries and with respect to which the Company or any Subsidiary has any material liability, whether contingent or otherwise, (individually a “Company Benefit Plan” and collectively the “Company Benefit Plans”) are identified in Section 3.16 of the Company Disclosure Letter by the name shown on their plan documents, and there are no Company Benefit Plans other than the Company Benefit Plans identified in Section 3.16 of the Company Disclosure Letter. A true and complete copy of each Company Benefit Plan as currently in effect, any related trust agreement, any ERISA required summary plan description and any Form 5500 filed for 2004, 2003 and 2002 (together with all related schedules, exhibits and attachments) have been furnished to Parent. No Company Benefit Plan is subject to Title IV of ERISA or Code Section 412. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Benefit Plan complies by its terms and in its operation with all the applicable requirements of ERISA, the Code and other applicable Law, (ii) no Company Benefit Plan is under audit or investigation by any government agency and to the knowledge of the Company no such audit or investigation is pending or threatened, (iii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified, and each such plan has received a favorable determination letter from the Internal Revenue Service or a favorable opinion letter from the Internal Revenue Service regarding the status of such plan as an approved prototype plan, (iv) neither the Company nor any of its Subsidiaries nor any ERISA Affiliate has any liability, contingent or otherwise, under any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is described in Section 413 of the Code or Section 3(37) or Section 3(40) of ERISA, (v) neither any Company Benefit Plan nor the Company nor any Subsidiary or ERISA Affiliate has any liability under Chapter 43 of the Code or Section 409 or Section 502(i) of ERISA which has not been satisfied in full or, to the knowledge of the Company, has engaged in any transaction that would reasonably be expected to result in any such liability, (vi) all contributions which are called for under the terms of any Company Benefit Plan or ERISA or the Code or other applicable Law have been made in full on or before the deadline for making such contributions, (vii) there is no Litigation against or otherwise involving any of the Company Benefit Plans and no Litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan and, to the knowledge of the Company, no such Litigation is pending or threatened and (viii) except as required by Law, neither the Company nor any of its Subsidiaries has any liability, contingent or otherwise, under any Company Benefit Plan to provide life insurance or medical or other employee welfare benefits to any current or former employee or director or independent contractor upon his or her retirement or termination of employment or service, and neither the Company nor any of its Subsidiaries has ever agreed (whether in oral or written form) to provide any such benefits any current or former employee or director or independent contractor. “ERISA Affiliate” means any entity whose employees are treated as employees of the Company or a Subsidiary under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) of ERISA.

Section 3.17. Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other contracts, arrangements, agreements or understandings with a labor union or labor organization that was certified by the National Labor Relations Board (“NLRB”) or any other governmental authority. There is no existing, pending or, to the knowledge of the Company, threatened (i) unfair labor practice charge or complaint, labor dispute, labor arbitration proceeding or any other matter before the NLRB or any other comparable state agency against or involving the Company or any of its Subsidiaries, (ii) activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, (iii) certification or decertification question relating to collective bargaining units at the premises of the Company or any of its Subsidiaries or (iv) lockout, strike, organized slowdown, work stoppage or work interruption with respect to such employees.

(b) Since June 30, 2003, neither the Company nor any of its Subsidiaries has experienced any labor strike, work slowdown or stoppage or other material labor dispute and there is no such strike, slowdown, stoppage, or dispute actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(c) There are no investigations, administrative proceedings, charges or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, disability, handicap, veteran status, or other protected category) pending or threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court against or involving the Company or any of its Subsidiaries that involve allegations of disparate impact, pattern-or-practice or class-wide discrimination.

Section 3.18. Environmental Compliance

(a) Except as otherwise does not have, and would not reasonably be expected to have a Material Adverse Effect, (i) the Company possesses, and is in compliance in all material respects with, all permits, licenses and government authorizations and has filed all notices that are required under local, state and federal Laws and regulations relating to protection of the environment or human health, pollution control, product registration and hazardous materials (“Environmental Laws”) applicable to the Company, and (ii) the Company is in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those Laws or contained in any Law or demand letter issued, entered, promulgated or approved thereunder.

(b) There are no pending or, to the knowledge of the Company, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities, or governmental investigations, requests for information or notices of violation of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Company or any of its Subsidiaries, of any liability or obligation arising under common law or under any Environmental Law (including the Federal Comprehensive Environmental Response, Compensation and Liability Act), which liability or obligation, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action, investigation or remediation that would impose any liability or obligation that, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, directive or lien by or with any Governmental Entity or third party with respect to any environmental liability or obligation that, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect.

Section 3.19. Intellectual Property. Except as does not have and would not reasonably be expected to have a Material Adverse Effect:

(a) The Company represents and warrants that (i) the Company has good and exclusive title to each item of the Intellectual Property Rights, (ii) the Intellectual Property Rights are free and clear of any liens, claims or encumbrances, are not subject to any license (royalty bearing or royalty free) and are not subject to any other arrangement requiring any payment to any person or the obligation to grant rights to any person in exchange; (iii) to the knowledge of the Company, the Licensed Rights are free and clear of any liens, claims, encumbrances, royalties or other obligations; and (iv) the Intellectual Property Rights and the Licensed Rights are all those material rights necessary to the conduct of the business of each of the Company and its Subsidiaries as presently conducted. The validity of the Intellectual Property Rights and title thereto, (A) have not been questioned in any prior Litigation; (B) are not being questioned in any pending Litigation; and (C) to the knowledge of the Company, are not the subject(s) of any threatened or proposed Litigation.

(b) To the knowledge of the Company, the business of each of the Company and its Subsidiaries, as presently conducted, does not conflict with or infringe on and has not been alleged to conflict with or infringe on any patents, trademarks, trade names, service marks, copyrights, trade secrets or other intellectual property rights of others or to constitute unfair competition or trade practices under the laws of any jurisdiction in which the Company and its Subsidiaries operate.

(c) The consummation of the transactions contemplated hereby will not result in the loss or impairment of any of the Intellectual Property Rights or the Company’s or its Subsidiaries’ right to use any of the Licensed Rights. To the knowledge of the Company, there are no third parties using any of the Intellectual Property Rights material to the business of the Company or its Subsidiaries as presently conducted.

(d) Each of the Company and its Subsidiaries exclusively owns, or possesses valid rights to, all computer software programs that are material to the conduct of the business of the Company and its Subsidiaries. To the Company’s knowledge, there are no infringement or misappropriation suits, actions or proceedings pending or threatened against the Company or any Subsidiary with respect to any software owned or licensed by the Company or any Subsidiary. The use by each of the Company and its Subsidiaries of computer software licensed by others to the Company or its Subsidiaries does not breach any terms of any license or other contract between the Company or its Subsidiaries and any third party. The Company and its Subsidiaries are in compliance with the terms and conditions of all license agreements in favor of the Company and its Subsidiaries relating to computer software programs licensed by others for use by the Company or its Subsidiaries.

For purposes of this Section 3.19, (i) “Intellectual Property Rights” means all United States and foreign patents and patent applications, all United States and foreign trademark, service mark and copyright registrations and applications therefor, all internet uniform resource locator and domain name registrations and applications therefor, and all material trademarks, trade names, service marks, domain names and copyrights owned by the Company and its Subsidiaries, and (ii) “Licensed Rights” means all United States and foreign patents, trademarks, trade names, service marks and copyrights licensed to the Company or any of its Subsidiaries.

Section 3.20. Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the Company’s consolidated balance sheet or disclosed in the notes to the Unaudited Company’s Financial Statements, in each case included in the Company 10-Q, and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2005 or liabilities incurred in connection with this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, make-whole or similar liabilities or obligations) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.21. Brokers. Except pursuant to the Independent Advisor Engagement Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Section 3.21 of the Company Disclosure Letter includes a complete and correct copy of all agreements between the Company and the Independent Advisor pursuant to which such firm would be entitled to any payment relating to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 3.22. Related Party Transactions. There are no transactions, contracts, arrangements, commitments or understandings between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s affiliates (other than wholly owned Subsidiaries), directors, officers, any person who owns of record or beneficially more than 5% of the Company Common Stock or any member of the immediate family of any of the foregoing persons (such persons being referred to as the “Related Persons”), on the other hand, that are of the type that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (without regard to any minimum dollar or percentage thresholds set forth therein and assuming for purposes of this Section 3.22 that each Related Person is subject to the disclosure required under Item 404).

Section 3.23. Anti-Takeover Provisions. No “moratorium,” “control share,” “fair price,” “business combination” or other antitakeover Laws are applicable to the Merger or any of the other transactions contemplated by this Agreement. The Company is not a party to any shareholder rights agreement or otherwise subject to a shareholder rights plan or similar arrangement.

Section 3.24. Company Indentures.

(a) Neither the Company nor any of its Subsidiaries has made any “Restricted Payments” pursuant to, nor has any of them otherwise utilized any of the capacity provided for under, clause (c) of Section 10.09 of the Indentures. “Indentures” means (i) the Indenture, dated as of June 16, 2004, related to the First Priority Senior Secured Floating Rate Notes due 2010 issued by the Company and (ii) the Indenture, dated as of June 16, 2004, related to the 10% Second Priority Senior Secured Notes due 2012.

(b) No “Event of Default” (as defined in each of the Indentures) has occurred and is continuing under either of the Indentures, and neither the Company nor any of its Subsidiaries has previously received a waiver of any Event of Default under either of the Indentures.

Section 3.25. No Representations as to Parent Agreements. Notwithstanding anything to the contrary in this Article III, the Company makes no representation or warranty with respect to any activity, service or License provided or held by Parent or its affiliates to, for or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND BUYER

Each of Parent and Buyer represents and warrants to the Company as follows:

Section 4.1. Organization and Standing. Such person (a) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and (b) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Buyer to perform its respective obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 4.2. Authority for Agreement. Such person has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by such person of this Agreement, and the consummation by each such person of the Offer, the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of such person are necessary to authorize this Agreement or to consummate the Offer, the Merger or the other transactions contemplated by this Agreement (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the LBCL). This Agreement has been duly executed and delivered by such person and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of such person enforceable against such person in accordance with its terms.

Section 4.3. No Conflict. The execution and delivery of this Agreement by such person do not, and the performance of this Agreement by such person and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement will not, (a) conflict with or violate the certificate or articles of incorporation or bylaws of such person, (b) conflict with or violate any Law applicable to such person, or (c) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of such person pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such person is a party or by which such person or any property or asset of either of them is bound or affected, except in the case of clauses (b) and (c) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent the performance by such person of its respective obligations under this Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 4.4. Required Filings and Consents. The execution and delivery of this Agreement by such person do not, and the performance of this Agreement by such person will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and filing and recordation of appropriate merger documents as required by the LBCL, (b) for those required by the HSR Act, (c) for the FCC Filings, (d) for filings contemplated by Section 3.15, (e) for those required by the Louisiana Public Service Commission or (f) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by such person of any of its respective obligations under this Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 4.5. Information Supplied. None of the information supplied or to be supplied by such person for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement will, at the date such document is first published, sent or delivered to Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Offer Documents and the Proxy Statement will comply as to form and substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by such person with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the foregoing document.

Section 4.6. Brokers. No broker, finder or investment banker (other than Citigroup Global Market Inc.) is entitled to any brokerage, finder’s or other fee or commission payable by such person in connection with this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of such person.

Section 4.7. No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Offer, the Merger and the transactions contemplated hereby, Buyer has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

Section 4.8. Available Funds. At the expiration of the Offer and the Effective Time, Parent and Buyer will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Offer and the Merger, as the case may be, and to perform their respective obligations under this Agreement.

ARTICLE V

COVENANTS

Section 5.1. Conduct of the Business Pending the Merger.

(a) The Company covenants and agrees that between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, (i) the business of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with prior practice, (ii) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their current officers and employees and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or its Subsidiaries has significant business relations, and (iii) the Company will comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the FCC and with the SEC required pursuant to the Securities Act or the Exchange Act.

(b) The Company covenants and agrees that between the date of this Agreement and the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire any shares of its capital stock; or (iv) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of shares of Company Common Stock upon (A) the exercise of Company Options outstanding as of the date of this Agreement and (B) the exercise of warrants.

(c) Except as set forth in Section 5.1(c) of the Company Disclosure Schedule, the Company covenants and agrees that between the date of this Agreement and the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) amend its articles of incorporation (including any certificate of designations attached thereto) or bylaws or other equivalent organizational documents; (ii) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings under existing lines of credit (or under any refinancing of such existing lines) or (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company; (iii) make any loans or advances to any other person other than loans or advances between any Subsidiaries of the Company or between the Company and any of its Subsidiaries (other than loans or advances less than $100,000 made in the ordinary course of business consistent with past practice); (iv) merge or consolidate with any other entity in any transaction, or acquire (other than capital expenditures permitted by

Section 5.1(d)) or sell any business or assets in a single transaction or series of transactions in which the aggregate consideration is $200,000 or greater or enter into any partnership, joint venture or similar arrangement; (v) change any material accounting policies or methods of accounting in effect at June 30, 2005, except as required by GAAP as concurred with by the Company’s independent auditors; (vi) make any change in employment terms for any of its directors or officers; (vii) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to employees, directors or affiliates of the Company or its Subsidiaries, other than with respect to alterations or amendments made with respect to non-officers and non-directors in the ordinary course of business consistent with past practice or as required by applicable Law or as expressly contemplated by this Agreement or consented to in writing by Parent; (viii) other than as required by applicable Law, make any change to the Company Benefit Plans; (ix) enter into any leasing or licensing agreements (other than the License Assignment and the Spectrum Lease), take-or-pay arrangements or other affiliations, alignments or agreements with respect to the FCC Licenses; (x) acquire, or participate in any auction or other process related to the acquisition of, personal communications service licenses or wireless spectrum; (xi) settle any material claim, action or proceeding, except to the extent subject to and not in excess of reserves that relate to the matter being settled existing as of March 31, 2005; (xii) other than a renewal in the normal course of business, amend in any material respect, waive any of its material rights under, or enter into any agreements, arrangements or commitments that would be required to be disclosed in Section 3.14 or Section 3.22 of the Company Disclosure Letter; (xiii) make or change any election with respect to Taxes or change any accounting method, file any amended Tax Return, settle any Tax dispute or waive or extend the statute of limitations relating to any Taxes of the Company or any Subsidiary; or (xiv) commit or agree to take any of the actions described in this Section 5.1.

(d) Section 5.1(d) of the Company Disclosure Letter sets forth the projected capital expenditures for the Company and its Subsidiaries on a consolidated basis from the date of this Agreement through December 31, 2005. The Company agrees that it shall not incur capital expenditures, in the aggregate, in excess of such projected capital expenditures.

Section 5.2. Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time, the Company shall, and shall cause the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents (collectively, the “Representatives”) of the Company to, afford the Representatives of Parent and Buyer reasonable access at all reasonable times to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and its Subsidiaries, and shall furnish Parent and Buyer with all financial, operating and other data and information as Parent or Buyer, through its Representatives, may reasonably request, except in each case with respect to documents or other information relating in any way to the current litigation between the Company and is Subsidiaries on the one hand and Parent on the other hand (the “Company/Parent Litigation”) to the extent such documents or information is subject to the attorney-client or other privilege or constitute attorney work product. Parent will remain subject to the terms of a confidentiality agreement with the Company dated July 5, 2005 (the “Confidentiality Agreement”). In addition, the Company shall, and shall cause its

Representatives to, cooperate and consult with Parent regarding transition planning and post-closing integration issues as reasonably requested by Parent. To facilitate such cooperation and consultation, the Company shall make available to such Representatives of Parent office space and secretarial or other administrative services as reasonably requested by Parent. The use of any information for the purpose of evaluating the Merger or the other transactions expressly contemplated by this Agreement that Parent or Buyer or any of their affiliates may possess regarding the Company or any of its affiliates, including information provided under any agreement to which Parent, Buyer or any of its affiliates, on the one hand, and the Company or any of its affiliates, on the other hand, are a party, shall not be deemed a breach of any non-competition, non-disclosure or non-use agreement or other restrictive agreement with respect thereto.

(b) No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement of any party or any condition to the obligations of the parties.

Section 5.3. Notification of Certain Matters. The Company shall give prompt notice to Parent of any change or event (i) that has or would reasonably be expected to have a Material Adverse Effect or (ii) that it believes results or would reasonably be expected to result in a failure of the condition set forth in clause (b) on Exhibit A and Parent shall give prompt notice to the Company of any change or event (i) that has or would reasonably be expected to have a material adverse effect on the ability of Parent or Buyer to perform its respective obligations under this Agreement or to consummate the Offer, the Merger and the other transactions contemplated by this Agreement or (ii) that it believes results or would reasonably be expected to result in a failure of the condition set forth in clause (b) on Exhibit A (assuming that references therein to (x) the Company are replaced with references to Parent and Buyer and (y) Sections 3.2, 3.3 and 3.12 are replaced with references to Section 4.2); provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. If any event or matter arises after the date of this Agreement that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Letter or that is necessary to correct any information in the Company Disclosure Letter that has been rendered inaccurate thereby, then the Company shall promptly supplement, or amend, and deliver to Parent the Company Disclosure Letter that it has delivered pursuant to this Agreement; provided that such supplement or amendment shall be for informational purposes only and shall not enlarge, reduce or otherwise modify the rights of the parties hereunder (including the right of any party to assert the failure of a condition to Closing set forth in Article VI without regard to any such supplement or amendment).

Section 5.4. Further Assurances.

(a) Upon the terms and subject to the conditions hereof, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under Law, subject to Section 5.5, to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement, including using all commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Entity and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement and to fulfill the conditions set forth in Article VI. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of each party to this Agreement and the Surviving Corporation, subject to Section 5.5, shall use all commercially reasonable efforts to take all such action.

(b) In connection with, and without limiting the foregoing, the Company shall (i) take all actions necessary to ensure that no state antitakeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Offer, the Merger or any other transactions contemplated by this Agreement and (ii) if any state antitakeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Offer, the Merger or any other transaction contemplated by this Agreement, take all actions necessary to ensure that this Agreement, the Merger and any other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 5.5. Board Recommendations.

(a) In connection with the Offer, the Merger and the Shareholders’ Meeting, the Board of Directors of the Company shall (i) subject to Section 5.5(b), recommend to the holders of the Company Common Stock to vote in favor of the approval of this Agreement and the Merger and use commercially reasonable efforts to obtain the necessary approvals by the Company Shareholders of this Agreement, (ii) otherwise comply with all legal requirements applicable to such meeting and (iii) subject to Section 5.5(b), recommend to the holders of the Company Common Stock to tender their shares of Company Common Stock pursuant to the Offer.

(b) Neither the Board of Directors of the Company nor any committee thereof shall, except as expressly permitted by this Section 5.5(b), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify the approval or recommendation of such Board of Directors or such committee of the Offer, the Merger or this Agreement, (ii) approve or recommend any transaction involving an Acquisition Proposal from a third party (an “Alternative Transaction”), or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (other than a confidentiality agreement in compliance with the provisions of Section 5.9(b)) (each, an “Acquisition Agreement”) related to any Alternative Transaction. Notwithstanding the foregoing, if prior to the Appointment Time, the Board of Directors of the Company determines in good faith, after it has received a Superior Proposal in compliance with Section 5.9(b) and after consultation with independent outside counsel that it is required to do so by its fiduciary duties to Company Shareholders under applicable Louisiana Law, the Board of Directors of the Company may (subject to this and the following sentences) inform the Company Shareholders that it no longer believes that the Offer or the Merger is advisable and no longer recommends approval (a “Subsequent Determination”), but only at a time that is after the third business day following Parent’s receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal or an Acquisition Proposal that is reasonably likely to be a Superior Proposal. Such written notice shall specify the material terms and conditions of such Superior Proposal or Acquisition Proposal (and include a copy thereof with all accompanying documentation, if in writing), identify the person making such Superior Proposal and state that the Board of Directors of the Company is considering making a Subsequent Determination. During such three business day period, the Company shall provide an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such proposed adjustment shall be at the discretion of Parent at the time. For purposes of this Agreement, a “Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Alternative Transaction that the Board of Directors of the Company determines in its good faith judgment (after consultation with an independent financial advisor) to be more favorable to the Company Shareholders than the Offer and the Merger, taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of the Company, after consultation with such independent financial advisor, the third party is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by Parent in response to such Alternative Transaction). Notwithstanding any other provision of this Agreement, after the Appointment Time, the Company shall submit this Agreement (whether or not terminated) to the Company Shareholders whether or not the Board of Directors of the Company makes a Subsequent Determination. Nothing contained in this Section 5.5 shall prohibit the Company or the Board of Directors of the Company from (A) taking and disclosing to the Company Shareholders pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act a position with respect to a tender or exchange offer by a third party, which is consistent with its obligations hereunder or (B) making such disclosure to the Company Shareholders as, in the good faith judgment of the Board of Directors of the Company, after receiving advice from outside counsel is consistent with its obligations hereunder and is required by applicable Law; provided, that the Company may not, except as provided by this Section 5.5(b), withdraw, qualify or modify, in a manner adverse to Parent, the approval or recommendation of such Board of Directors of the Offer, the Merger or this Agreement.

Section 5.6. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Litigation against the Company and its directors relating to the transactions contemplated by this Agreement or the Merger; provided, however, that no such settlement shall be agreed to without Parent’s consent, which consent will not be unreasonably withheld.

Section 5.7. Indemnification.

(a) It is understood and agreed that all rights to indemnification by the Company now existing in favor of each present and former director, officer, employee and agent of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company Articles of Incorporation or the Company Bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, copies of which have been provided to Parent, shall survive the Merger, and Parent shall, subject to Section 5.7(c), (i) cause the Surviving Corporation to continue in full force and effect for a period of at least six (6) years from the Effective Time and (ii) perform, or cause the Surviving Corporation to perform, in a timely manner, the Surviving Corporation’s obligation with respect thereto. Parent and Buyer agree that any claims for indemnification hereunder as to which they have received written notice prior to the sixth anniversary of the Effective Time shall survive, whether or not such claims shall have been finally adjudicated or settled.

(b) Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies (“D&O Insurance”) covered by such policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.7(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums. If the Surviving Corporation elects to reduce the amount of insurance coverage pursuant to the preceding sentence, it will furnish to the officers and directors currently covered by such D&O Insurance reasonable notice of such reduction in coverage and shall, to the extent additional coverage is available, afford such persons the opportunity to pay such additional premiums as may be necessary to maintain the existing level of D&O Insurance coverage. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Party currently covered by the Company’s D&O Insurance; provided that the premium and terms of such insurance are reasonably acceptable to Parent (it being understood that a policy with a one-time premium not in excess of 250% of the current annual premium shall be deemed to be reasonably acceptable to Parent).

(c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.7.

(d) The provisions of this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

Section 5.8. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Offer or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading system to which Parent or the Company is a party. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement is set forth in Exhibit B to this Agreement.

Section 5.9. Acquisition Proposals.

(a) As of the date hereof, the Company shall terminate (and shall cause each Subsidiary to terminate) all direct and indirect negotiations and discussions with all other parties with respect to any Acquisition Proposal.

(b) The Company shall not, nor shall it authorize or permit any of its Subsidiaries or Representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) participate in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited Acquisition Proposal prior to the approval of this Agreement by the Company Shareholders if, and only to the extent that, (A) the Board of Directors of the Company (after consultation with independent outside legal counsel) determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to the Company Shareholders under applicable Louisiana Law, (B) prior to taking such action, the Company receives from such person or entity an executed agreement in reasonably customary form relating to the confidentiality of information to be provided to such person or entity containing provisions no less favorable to the Company than those set forth in the Confidentiality Agreement and (C) the Board of Directors of the Company concludes in good faith, after consultation with its independent financial advisor, that the Acquisition Proposal is reasonably likely to lead to a Superior Proposal. The Company shall provide immediate (and at least within 24 hours) oral and written notice to Parent of (1) the receipt of any such Acquisition Proposal or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, (2) the material terms and conditions of such Acquisition Proposal or inquiry, (3) the identity of such person or entity making any such Acquisition Proposal or inquiry and (4) the Company’s intention to furnish information to, or enter into discussions or negotiations with, such person or entity. The Company shall continue to keep Parent fully and promptly informed of any material change to the terms of any such Acquisition Proposal or inquiry. For purposes of this Agreement, “Acquisition Proposal” means any proposal with respect to (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding shares of common stock of the Company or of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise (other than the Offer), (ii) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Company (other than the Merger) or any of its Subsidiaries pursuant to which any person or group of persons (other than Parent or its affiliates) party thereto, or its stockholders, owns or would own more than 20% of the outstanding shares of common stock or the outstanding voting power of the Company or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (iii) any transaction pursuant to which any person (or group of persons) other than Parent or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Subsidiaries of the Company and securities of the entity surviving any merger or business combination involving any of the Subsidiaries of the Company) of the Company or any of its Subsidiaries representing more than 20% of the fair market value of all the assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction.

Section 5.10. Company Shareholders’ Meeting; Proxy Statement.

(a) The Company shall, as soon as practicable following acceptance for payment of and payment for shares of Company Common Stock pursuant to the Offer, cause the Shareholders’ Meeting to be duly called and held for the purpose of voting on the approval and adoption of this Agreement and the Merger. The Company shall take all action necessary in accordance with applicable Law and the Company Articles of Incorporation and Company Bylaws to duly call, give notice of, and convene the Shareholders’ Meeting.

(b) Subject to Section 5.5, the Company shall solicit from holders of shares of Company Stock entitled to vote at the Shareholders’ Meeting proxies in favor of such approval and shall take all other action reasonably necessary to secure the vote or consent of such holders required by the LBCL or this Agreement to effect the Merger.

(c) As soon as practicable following acceptance for payment of and payment for shares of Company Common Stock pursuant to the Offer, Parent and the Company shall jointly prepare, and the Company shall file, the Proxy Statement with the SEC and shall use all commercially reasonable efforts to respond to the comments of the SEC and to cause the Proxy Statement to be mailed to the Company Shareholders at the earliest practical time. The Company shall furnish all information concerning it and the holders of its capital stock as Parent may reasonably request in connection with such actions. Each party to this Agreement will notify the other parties and the Board of Directors of the Company promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information with respect thereto, and will supply the other parties with copies of all correspondence between such party or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement or the Merger. If (i) at any time prior to the Shareholders’ Meeting, any event should occur relating to the Company or any of its Subsidiaries that should be set forth in an amendment of, or a supplement to, the Proxy Statement, the Company will promptly inform Parent and (ii) if at any time prior to the Shareholders’ Meeting, any event should occur relating to Parent or Buyer or any of their respective associates or affiliates, or relating to the plans of any such persons for the Company after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement, Parent will promptly inform the Company, and in the case of (i) or (ii) the Company and Parent, will, upon learning of such event, promptly prepare, and the Company shall file and, if required, mail such amendment or supplement to the Company Shareholders; provided, prior to such filing or mailing, the Company and Parent shall consult with each other with respect to such amendment or supplement and shall incorporate the other’s comments thereon. Each of Parent and Buyer shall vote, or cause to be voted, in favor of the Merger and this Agreement all shares of Company Stock directly or indirectly beneficially owned by it.

(d) The Company hereby consents to the inclusion in the Offer Documents and Proxy Statement of the recommendation of the Board of Directors of the Company described in Section 3.3, subject to any modification, amendment or withdrawal thereof, and represents that Evercore Financial Advisors L.L.C. has, subject to the terms of its engagement letter with the Company and the Board of Directors of the Company (the “Independent Advisor Engagement Letter”), consented to the inclusion of references to its or its affiliates’ opinion in the Offer Documents and the Proxy Statement. The Company and its counsel shall permit Parent and its counsel to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Offer Documents, the Proxy Statement, the Merger or this Agreement.

(e) Notwithstanding the foregoing clauses (a), (b), (c) and (d), in the event that Buyer shall acquire at least ninety percent (90%) of the outstanding shares of Company Common Stock in the Offer, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of shareholders of the Company, in accordance with Section 112(G) of the LBCL.

Section 5.11. Shareholder Lists. The Company shall promptly upon the request by Parent, or shall cause its transfer agent to promptly, furnish Parent and Buyer with mailing labels containing the names and addresses of all record holders of shares of Company Common Stock and with security position listings of shares of Company Common Stock held in stock depositories, each as of the most recent practicable date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of shares of Company Common Stock. The Company shall furnish Parent and Buyer with such additional information, including updated listings and computer files of the Company Shareholders, mailing labels and security position listings, and such other assistance as Parent, Buyer or their agents may reasonably request.

Section 5.12. Benefits Continuation; Severance.

(a) From and after the Appointment Time and for not less than 12 months following the Appointment Time, Parent, the Company and the Surviving Corporation shall provide, or shall cause their subsidiaries to provide, benefits that are substantially comparable in the aggregate to those provided under the Company Benefit Plans (other than the Company Stock Option Plan) as in effect on the date hereof for the employees of the Company and its Subsidiaries as of the Appointment Time (“Affected Employees”) and for former employees of the Company and its Subsidiaries (“Former Employees”); notwithstanding the foregoing, however, Parent, the Company and the Surviving Corporation shall not be obligated to make matching contributions or any other payments under the Company Savings Security and Profit Sharing Plan (the “Company 401(k) Plan”) in amounts or percentage levels comparable to matching contributions or other payments made by the Company prior to the consummation of the Offer or the Merger but will provide matching contributions and other such payments in amounts and percentage levels comparable to similarly situated employees of Parent. Parent, the

Company and the Surviving Corporation shall comply with the terms of all Company Benefit Plans in effect immediately prior to the Appointment Time between the Company and its Subsidiaries and Affected Employees or Former Employees, subject to any reserved right to amend or terminate any Company Benefit Plan; provided, however, that no such amendment or termination may be inconsistent with Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 5.12. Without limiting the generality of the foregoing, Parent, the Company and the Surviving Corporation agree to honor all obligations for severance pay and other severance benefits to Affected Employees (x) pursuant to the terms of the written employment and separation agreements listed in Section 3.12 of the Company Disclosure Letter and (y) who are terminated prior to the date that is twelve months following the Appointment Time in accordance with the Company’s severance policies set forth in Section 5.12 of the Company Disclosure Letter.

(b) Employees shall be given credit for all service with the Company and its Subsidiaries (or service credited by the Company or its Subsidiaries) under all employee benefit plans and arrangements currently maintained or established in the future by Parent or any of its subsidiaries (including, without limitation, the Surviving Corporation) in which they are or become participants for purposes of participation, eligibility, vesting, and level of benefits (but not for benefit accruals under any defined benefit pension plan or any plan providing post-retirement medical, dental or prescription drug benefits or as would otherwise result in duplication of benefits). Parent and its subsidiaries (including without limitation the Surviving Corporation) shall cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Parent and its subsidiaries (including without limitation the Surviving Corporation) to be waived with respect to Affected Employees and their eligible dependents to the extent waived under the corresponding plan in which the applicable Affected Employee participated prior to the Effective Time and, with respect to life insurance coverage, up to the Affected Employee’s current level of insurability. Parent and its subsidiaries (including without limitation the Surviving Corporation) shall give Affected Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in any benefit plan) occurs toward applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in such benefit plan).

(c) Nothing in this Section 5.12 shall confer any rights or remedies upon any person, individual or whomsoever other than the Company, Parent and Buyer.

Section 5.13. FCC Application. The Company and Parent shall coordinate efforts and cooperate with each other to cause the FCC Filings to be made for approval of the transactions contemplated in the License Assignment and the Spectrum Lease (the “Cameron Transactions”) to be accomplished as soon as practicable after the date of this Agreement. In the event the Cameron Transactions have not been approved by the FCC within 35 days after the date of this Agreement (or such lesser time as the parties may mutually agree), the Company and Parent shall coordinate efforts and cooperate with each other to cause the FCC Filings to be made for approval of the transfer of control of the FCC Licenses to Parent as a result of the Offer or the Merger (the “Transfer of Control”) to be accomplished as soon as practicable thereafter. The Company and Parent shall prosecute each FCC Filing with commercially reasonable diligence and otherwise use their commercially reasonable efforts to obtain the grants of the FCC Filings (the “FCC Approval”) as expeditiously as practicable. Each party will promptly provide to the other parties a copy of any pleading, order or other document served on it relating to such FCC Filings. The Parent and the Company shall oppose any petitions to deny or other objections filed with respect to the FCC Filings and any requests for reconsideration or review of the FCC Approval.

Section 5.14. Director Resignations. The Company shall cause to be delivered to Parent resignations of all the directors of the Company’s Subsidiaries to be effective upon the consummation of the Merger. The Company shall cause such directors, prior to resignation, to appoint new directors nominated by Parent to fill such vacancies.

Section 5.15. Company Options; Warrants. Immediately prior to the consummation of the Merger, the Company shall cause the termination and expiration of all Company Options, Assumed Options and Founder Warrants not exercised prior to the consummation of the Merger in exchange for the Option Consideration and Founder Warrant Consideration in the manner described in Section 1.9.

Section 5.16. Purchase of Company Stock. Other than pursuant to the Offer and the Shareholders Agreement, Parent shall not, and shall cause its affiliates not to, purchase shares of Company Common Stock or enter into option, lock-up, voting or proxy agreements or any other similar agreements with respect to Company Common Stock at any time prior to the consummation of the Offer.

Section 5.17. Parent’s Transaction; Support for Offer and Merger. To the extent permitted by Law, from the date hereof, the Company will not take any actions with the FCC or any other Governmental Authority in opposition to the transactions contemplated by this Agreement or by Parent’s application in FCC WT Docket No. 05-63 (“Parent’s Transaction”). The Company, jointly with Parent, shall inform the FCC that the Company will not prosecute any complaint with respect to, or oppose, the Parent’s Transaction as long as this Agreement shall not have been terminated in accordance with its terms. Subject to Sections 5.5 and 5.9, neither the Company, nor any of its respective stockholders, directors, officers, employees, advisors, agents and representatives shall from the date hereof knowingly take or omit to take any action the taking or omission of which would reasonably be expected to delay materially or to prevent the transactions contemplated by the Agreement or by Parent’s Transaction.

Section 5.18. No Amendments, Etc. of License Assignment or Spectrum Lease. Without the prior written consent of Parent, the Company shall not, nor shall it permit any Subsidiary to, amend, modify or waive any provision of the License Assignment or the Spectrum Lease. The Company shall promptly provide to Parent copies of all notices and other written communications given or received pursuant to the License Assignment and Spectrum Lease.

Section 5.19. Undertakings. The Company shall use commercially reasonable efforts to cause the individuals reasonably requested by Parent to execute an Undertaking as promptly as practicable after the date of this Agreement.

ARTICLE VI

CONDITIONS

Section 6.1. Conditions to the Obligation of Each Party. The respective obligations of Parent, Buyer and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by all parties:

(a) This Agreement and the Merger shall have been approved by the requisite vote of the Company Shareholders, as required by the LBCL, the Company Articles of Incorporation and the Company Bylaws;

(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Merger, by any Governmental Entity) preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use all commercially reasonable efforts to have any such order or injunction vacated;

(c) Buyer shall have made the Offer on the terms and conditions set forth herein, all conditions of the Offer shall have been fulfilled or waived and Buyer shall have purchased all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer; and

(d) Any “subsequent offering period” as described in Section 1.1(a) shall have expired.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1. Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Appointment Time:

(a) By mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) By any of Parent, Buyer or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party terminating this Agreement pursuant to this Section 7.1(b) shall use all commercially reasonable efforts to have such order, decree, ruling or action vacated;

(c) By any of Parent, Buyer or the Company if the Offer shall not have been consummated on or before October 15, 2005 (the “Outside Date”); provided, however, that (i) if the Offer shall not have been consummated on or before October 15, 2005 due to the failure to have obtained the approvals described in Section 6.1 of the Company Disclosure Letter (without regard to whether the Minimum Tender Condition shall have been satisfied), then the Outside Date shall be December 31, 2005; (ii) if the Offer shall not have been consummated on or before December 31, 2005 due to the failure to have obtained the approvals described in Section 6.1 of the Company Disclosure Letter (without regard to whether the Minimum Tender Condition shall have been satisfied) and it is reasonably likely that the parties will be able to obtain such approvals by February 28, 2006, the parties shall negotiate in good faith an amendment to this Agreement to extend the Outside Date to a date not later than February 28, 2006; and (iii) the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure to consummate the Offer on or before such date;

(d) By Parent or Buyer if the Board of Directors of the Company (i) shall have withdrawn or shall have modified in a manner adverse to Parent or Buyer its approval or recommendation of the Offer, the Merger or this Agreement, (ii) causes the Company to enter into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement), (iii) shall have endorsed, approved or recommended any Acquisition Proposal or (iv) shall have resolved to do any of the foregoing;

(e) By Parent, Buyer or the Company, if as a result of the failure of any condition set forth in Exhibit A to this Agreement, the Offer shall have been terminated by Parent or Buyer or expired in accordance with its terms without Buyer having purchased any Company Common Stock pursuant to the Offer; provided however, that none of Parent, Buyer or the Company shall have the right to terminate this Agreement under this Section 7.1(e) if such party is in material breach of this Agreement;

(f) By Parent or Buyer, if the Company shall breach in any material respect any of its representations, warranties, covenants or other obligations hereunder (which breach would give rise to the failure of the condition set forth in clause (b) on Exhibit A) and, within 20 days after written notice of such breach to the Company from Parent, such breach shall not have been cured in all material respects or waived by Parent or Buyer and the Company shall not have provided reasonable assurance to Parent and Buyer that such breach will be cured in all material respects on or before the expiration of the Offer; or

(g) By the Company, if Parent or Buyer shall breach in any material respect any of their respective representations, warranties or obligations hereunder (which breach would give rise to the failure of the condition set forth in clause (b) on Exhibit A (assuming that references therein to (i) the Company are replaced with references to Parent and Buyer and (ii) Sections 3.2, 3.3 and 3.12 are replaced with references to Section 4.2)) and, within 20 days after written notice of such breach to Parent from the Company, such breach shall not have been cured in all material respects or waived by the

Company and Parent or Buyer, as the case may be, shall not have provided reasonable assurance to the Company that such breach will be cured in all material respects on or before the expiration of the Offer.

Section 7.2. Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall forthwith be terminated and have no further effect except as specifically provided herein and, except as provided in this Section 7.2 and in Section 8.11, there shall be no liability on the part of any party; provided that nothing herein shall relieve any party from liability for any willful breach hereof.

(b) If (i) Parent or Buyer exercises its right to terminate this Agreement under Section 7.1(d), then the Company shall, within three business days of such termination, pay $35 million (the “Termination Fee”) to Parent or (ii) unless the Termination Fee shall have been paid pursuant to clause (i) of this Section 7.2(b), upon the consummation of any Alternative Transaction (A) within 12 months after the termination of this Agreement for any reason or (B) as a result of or pursuant to any Acquisition Agreement entered into within 12 months after the termination of this Agreement for any reason, the Company shall pay the Termination Fee to Parent, upon consummation of such Alternative Transaction, in each case payable in same-day funds, as liquidated damages and not as a penalty, to reimburse Parent for its time, expense and lost opportunity costs of pursuing the Offer and the Merger. For purposes of this Section 7.2(b), references to 20% in the definition of “Acquisition Proposal” as such term relates to an Alternative Transaction will be deemed to be references to 50%.

(c) Notwithstanding anything to the contrary set forth in this Agreement, if the Company fails promptly to pay to Parent any amounts due under this Section 7.2, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of Citibank, N.A. in effect from time to time from the date such fee or obligation was required to be paid.

Section 7.3. Amendments. This Agreement may not be amended except by action taken or authorized by the board of directors of each of the parties (and, in the case of the Company, with the approval of the Board of Directors of the Company) set forth in an instrument in writing signed on behalf of each of the parties; provided, however, that after approval of the Merger by the Company Shareholders (if required), no amendment may be made without the further approval of the Company Shareholders if the effect of such amendment would be to reduce the Merger Consideration or change the form thereof or such approval is otherwise required by the LBCL.

Section 7.4. Waiver. At any time prior to the Effective Time, whether before or after the Shareholders’ Meeting, any party, by action taken by its board of directors, may (a) extend the time for the performance of any of the covenants, obligations or other acts of any other party or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1. No Third Party Beneficiaries. Other than the provisions of Section 5.7, nothing in this Agreement shall confer any rights or remedies upon any person other than the parties.

Section 8.2. Entire Agreement. This Agreement constitutes the entire Agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof, except for the Confidentiality Agreement.

Section 8.3. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Buyer may freely assign its rights to another direct or indirect wholly owned subsidiary of Parent without such prior written approval but no such assignment shall relieve Buyer or Parent of any of its obligations hereunder.

Section 8.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 8.5. Governing Law; Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflicts of law thereof, except that the Merger shall be governed by the LBCL.

(b) The parties (i) agree that any suit, action or proceeding arising out of or relating to this Agreement will be brought solely in state or federal courts of the State of Delaware, (ii) consent to the exclusive jurisdiction of such court in any suit, action or proceeding relating to arising out of this Agreement and (iii) waive any objection that it may have to the laying of venue in any such suit, action or proceeding in such court.

(c) Each party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to this Agreement; provided that such service will be deemed to have been given only when actually received by such party. Nothing in this Agreement will affect the right of a party to serve process in another manner permitted by Law.

(d) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR OTHERWISE.

Section 8.6. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 8.7. Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.

Section 8.8. Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to the “parties” means the parties to this Agreement unless the context otherwise requires. All references to any agreement, instrument, statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any corresponding provisions or successor statutes or regulations).

Section 8.9. Non-Survival of Representations and Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Articles I and VIII and Sections 5.4, 5.7 and 5.12 shall survive the Effective Time indefinitely.

Section 8.10. Certain Definitions. For purposes of this Agreement, the terms “associate” and “affiliate” shall have the same meaning as set forth in Rule l2b-2 promulgated under the Exchange Act, and the term “person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

Section 8.11. Fees and Expenses. Each party shall pay its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 8.12. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.12:

If to Parent or Buyer:

Sprint Corporation

6200 Sprint Parkway

Overland Park, KS 66251

Attention: General Counsel

Telecopier: (913) 523-7700

Copy to: Corporate Secretary

Telecopier: (913) 794-0144

with a copy to:

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

Telecopier: (404) 572-5100

Attention: Michael J. Egan

C. William Baxley

If to the Company:

US Unwired Inc.

901 Lakeshore Drive

Lake Charles, Louisiana 70601

Telecopier: (337) 310-3479

Attention: General Counsel

with a copy to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

Telecopier: (212) 269-5420

Attention:    James J. Clark

                      W. Leslie Duffy

and

Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.

201 St. Charles Avenue, 46th Floor

New Orleans, Louisiana 70170

Telecopier: (504) 586-5250

Attention:    Anthony J. Correro, III

                      Louis Y. Fishman

Section 8.13. Cross-References to Certain Terms Defined Elsewhere in This Agreement.

Term	Section
Acquisition Agreement	5.5(b)
Acquisition Proposal	5.9(b)
Affected Employees	5.12(a)
Agreement	Preamble
Alternative Transaction	5.5(b)
Appointment Time	1.3(a)
Assumed Options	1.9(a)
Audited Company Financial Statements	3.8(b)
Blue Sky Laws	3.5
Buyer	Preamble
Buyer Designees	1.3(a)
Cameron	Preamble
Cameron Transactions	5.13
Certificate	1.7(c)
Certificate of Merger	1.5
Closing	1.5
Code	1.10(e)
Company	Preamble
Company 401(k) Plan	5.12(a)
Company 10-Q	3.8(b)
Company 2004 10-K	3.8(b)
Company Articles of Incorporation	2.1
Company Benefit Plans	3.16
Company Bylaws	2.2

Term	Section
Company Common Stock	Preamble
Company Disclosure Letter	Article III
Company Financial Statements	3.8(b)
Company Licenses	3.7(b)
Company Material Licenses	3.7(a)
Company Option Consideration	1.9(a)
Company Options	1.9(a)
Company/Parent Litigation	5.2(a)
Company SEC Reports	Article III
Company Shareholders	Preamble
Company Stock	1.7(b)
Company Stock Option Plan	1.9(a)
Company Warrants	3.2
Confidentiality Agreement	5.2 (a)
Continuing Directors	1.3(c)
Dissenting Shares	1.8(a)
D&O Insurance	5.7(b)
Effective Time	1.5
Environmental Laws	3.18(a)
ERISA	3.16
ERISA Affiliate	3.16
Exchange Act	1.1(b)
Extended Outside Date	7.1(c)
FAA	3.7(b)
FCC	3.5
FCC Approval	5.13
FCC Filings	3.5
FCC Licenses	3.7(b)
Former Employees	5.12(a)
Founder Warrant Consideration	1.9
Founder Warrants	3.2
Fund	1.10(a)
GAAP	3.4
Governmental Entity	3.5
HSR Act	3.5
Indemnified Parties	5.7(a)
Indentures	3.24
Independent Advisor	Preamble
Independent Advisor Engagement Letter	5.10(d)
Intellectual Property Rights	3.19
IWO Warrants	3.2
Law	3.4
LBCL	Preamble
License Assignment	Preamble

Term	Section
Licensed Rights	3.19
Licenses	3.7(a)
Litigation	3.13
Material Adverse Effect	3.4
Material Contract	3.14(a)
Merger	Preamble
Merger Consideration	1.7(a)
Minimum Tender Condition	Exhibit A
Offer	Preamble
Offer Documents	1.1(b)
Offer Price	Preamble
Option Consideration	1.9(a)
Outside Date	7.1(c)
Parent	Preamble
Parent Extension	1.1(a)
Parent’s Transaction	5.17
Paying Agent	1.10(a)
Preferred Stock	3.2
Proxy Statement	3.15
Related Persons	3.22
Report	3.8(a)
Representatives	5.2
Restricted Stock	1.9(b)
Schedule 14D-9	1.2(a)
SEC	1.1(a)
Securities Act	1.3(a)
Shareholders	Preamble
Shareholders Agreement	Preamble
Shareholders’ Meeting	3.15
Spectrum Lease	Preamble
Subsequent Determination	5.5(b)
Subsidiary	3.1
Superior Proposal	5.5(b)
Surviving Corporation	1.4
Tax Return	3.10
Taxes	3.10
Termination Fee	7.2(b)
Transfer of Control	5.13
Unaudited Company Financial Statements	3.8(b)
Undertaking	Preamble

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Buyer and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

US UNWIRED INC.

By	/s/ Thomas G. Henning
Name:	Thomas G. Henning
Title:	Secretary

SPRINT CORPORATION

By	/s/ Robert J. Dellinger
Name:	Robert J. Dellinger
Title:	EVP & CFO

UK ACQUISITION CORP.

By	/s/ Robert J. Dellinger
Name:	Robert J. Dellinger
Title:	EVP & CFO

Exhibit A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Buyer shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Buyer’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless, by the expiration of the Offer (as it may be extended in accordance with Section 1.1 of this Agreement), (i) there shall have been validly tendered and not withdrawn that number of shares of Company Common Stock which would represent at least a majority of the of the outstanding shares of Company Common Stock on a fully diluted basis (the “Minimum Tender Condition”) and (ii) each of the following conditions shall be satisfied:

(a) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any Governmental Entity) preventing the consummation of the Offer or the Merger shall be in effect;

(b) (i) Each of the representations and warranties (other than as set forth in Sections 3.2, 3.3 and 3.12) of the Company set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the expiration of the Offer, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and would not be reasonably expected to have, a Material Adverse Effect, (ii) each of the representations and warranties of the Company set forth in Sections 3.2, 3.3 and 3.12 shall be true and correct in all material respects on the date of this Agreement, and as of the expiration of the Offer, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement;

(c) All actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the Offer and the Merger and listed in Section 6.1 of the Company Disclosure Letter shall have been obtained or made (including the FCC Approval for Transfer of Control, unless the conditions described in paragraph (e) are satisfied (it being understood that FCC Approval shall not be deemed to require a “Final Order” from the FCC), and the expiration or termination of any applicable waiting period under the HSR Act);

A-1

(d) There shall not have occurred any change, condition, event or development that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(e) Unless FCC Approval for a Transfer of Control shall have been obtained and shall be in full force and effect, the transactions contemplated by the License Assignment shall have been approved by the FCC in accordance with the terms thereof and shall have been consummated in accordance with the terms thereof and the Spectrum Lease shall be in full force and effect;

(f) This Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Buyer, may be asserted by Parent or Buyer regardless of the circumstances giving rise to such condition, and may be waived by Parent or Buyer in whole or in part at any time and from time to time and in the sole and absolute discretion of Parent or Buyer, subject in each case to the terms of this Agreement (including Section 1.1(a)). The failure by Parent or Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A-2

Exhibit B

News Release

Sprint Media Contact:	US Unwired Contact:

Nicholas Sweers, 913-794-3460	Ed Moise, 337-310-3500
Nicholas.Sweers@mail.sprint.com

Sprint Investor Contact:

Kurt Fawkes, 913-794-1140
Investorrelations.sprintcom@mail.sprint.com

Sprint to Acquire Wireless Affiliate US Unwired for $1.3B

•	More than 500,000 PCS wireless users to become direct subscribers of Sprint
•	Extends Sprint’s direct service territory to an additional 8 million people in nine states

OVERLAND PARK, Kan., and LAKE CHARLES, La. — July 11, 2005 — Sprint (NYSE: FON) and US Unwired, Inc. (NASDAQ: UNWR) today announced that their boards of directors have unanimously approved an agreement for Sprint to acquire US Unwired for approximately $1.3 billion.

Under the terms of the agreement, Sprint will commence a cash tender offer to acquire all of US Unwired’s outstanding common stock at a price of $6.25 per share. Following completion of the tender offer, any remaining shares of US Unwired will be acquired in a cash merger at the same price. Sprint also will acquire US Unwired’s net debt, which was approximately $266 million as of March 31, 2005, in connection with the transaction. Shareholders with approximately 27.3% of the outstanding common shares of US Unwired have agreed to tender their shares pursuant to the tender offer and to vote their shares in favor of the merger. The acquisition is subject to customary regulatory approvals and is expected to be completed in the third quarter of 2005.

As part of the agreement, Sprint and US Unwired will seek an immediate stay of litigation pending in U.S. District Court in Lake Charles, La., including US Unwired’s request for an injunction to block the merger of Sprint and Nextel Communications, with a final resolution to become effective upon the closing of the acquisition.

US Unwired, based in Lake Charles, La., provides Sprint PCS services in nine states, serving more than 500,000 direct wireless subscribers in 48 markets. It employs about 600 people and had 2004 revenues of $408 million.

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Sprint to Acquire Wireless Affiliate US Unwired for $1.3B

“This acquisition would bring an end to a long partnership with the management and shareholders of US Unwired,” said Gary Forsee, chairman and CEO, Sprint. “We appreciate their efforts over the years to grow the Sprint business in its assigned territories. While we decided to acquire a direct ownership interest in these assets, we continue to value our relationship with other affiliates providing Sprint services.”

Robert Piper, US Unwired’s president and CEO, said: “Since US Unwired’s inception, our employees have demonstrated their commitment to building substantial shareholder value. We began our Sprint relationship with a handful of customers and a service territory of 1.8 million residents. Through the effort of our personnel, our network now covers 8.1 million people and serves more than a half-million subscribers. We are pleased to have this opportunity to realize continued value for our shareholders.”

Notice to Investors

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of US Unwired common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of US Unwired at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).

Background on Sprint-Nextel merger

On Dec. 15, 2004, Sprint (NYSE: FON) and Nextel Communications, Inc. (NASDAQ: NXTL) entered into a merger agreement providing for a merger of equals, creating America’s premier communications company. The merger will combine a leading wireless carrier augmented by a global IP network that will offer consumer, business and government customers compelling new broadband wireless and integrated communications services. The new company also intends to spin off to its shareholders Sprint’s local telecommunications business following the merger. The proposed spin-off is expected to occur in 2006.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, whether and when the transactions contemplated by the merger agreements will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the result of the review of the proposed transactions by various regulatory agencies, and any conditions imposed on the companies in

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Sprint to Acquire Wireless Affiliate US Unwired for $1.3B

connection with consummation of the transactions described herein; the number of shares tendered by shareholders of US Unwired, approval of the merger between Sprint and US Unwired by the shareholders of US Unwired; approval of the merger between Sprint and Nextel by the shareholders of Sprint and Nextel; the timing of the proposed spin-off of Sprint’s local telecommunications business following the merger; satisfaction of various other conditions to the closing of the transactions described herein; and the risks that are described from time to time in Sprint’s, US Unwired’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2004, as amended, and their respective quarterly reports on Form 10-Q for the quarterly period ended March 31, 2005. This document speaks only as of its date, and Sprint and US Unwired each disclaims any duty to update the information herein.

Additional Information and Where to Find It

Sprint Corporation has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-123333) containing a definitive joint proxy statement/prospectus regarding the proposed combination of Sprint and Nextel. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The definitive joint proxy statement/prospectus has been mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders may obtain the documents free of charge at the SEC’s web site (http://www.sec.gov), from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, 800-259-3755, Option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191, 703-433-4300.

Participants in Solicitation

Sprint, Nextel and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of Sprint Nextel, may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning the proposed directors and executive officers of Sprint Nextel, Sprint’s and Nextel’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

About Sprint

Sprint offers an extensive range of innovative communication products and solutions, including global IP, wireless, local and multiproduct bundles. A Fortune 100 company with more than $27 billion in annual revenues in 2004, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network; an award-winning Tier 1 Internet backbone; and one of the largest 100-percent digital, nationwide wireless networks in the United States. For more information, visit www.sprint.com/mr.

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Sprint to Acquire Wireless Affiliate US Unwired for $1.3B

About US Unwired

US Unwired Inc., headquartered in Lake Charles, La., holds direct or indirect ownership in four PCS affiliates of Sprint: Louisiana Unwired, Texas Unwired, Georgia PCS and Gulf Coast Wireless. Through Louisiana Unwired, Texas Unwired and Georgia PCS, US Unwired is authorized to build, operate and manage wireless mobility communications network products and services under the Sprint brand name in 48 markets, currently serving over 500,000 customers. US Unwired’s PCS territory includes portions of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee and Texas. For more information on US Unwired, visit the company’s web site at http://www.usunwired.com. US Unwired is traded on the Nasdaq exchange under the symbol “UNWR.”

Advisors

Sprint’s financial advisor for the transaction was Citigroup Global Markets Inc.; its principal legal advisor was King & Spalding, LLP. US Unwired’s financial advisor was Evercore Partners, LLP and its principal legal advisors were Cahill Gordon & Reindel LLP and Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.